Exhibit 99.1

Elbit Systems Secures $275 Million Contracts to Equip
an Asia-Pacific Country Helicopter Platform with
Advanced EW and DIRCM Self-Protection Solution

Haifa, Israel, Janurary 12, 2026 – Elbit Systems Ltd (NASDAQ: ESLT) (TASE: ESLT) (“Elbit Systems” or the “Company”) announced today that it has been awarded contracts totaling approximately $275 million, for  the supply of advanced airborne self-protection electronic warfare (EW) suite, including its Direct Infra-Red Counter-Measure (DIRCM) system, to a country in the Asia-Pacific region. The contracts will be performed over a period of 5 years.

Under these contracts, Elbit Systems will provide a comprehensive EW suite designed to protect the helicopter platform from missile threats, enhance aircraft survivability, and increase mission effectiveness. The solution integrates state-of-the-art electronic sensing, signal processing, and countermeasure capabilities, providing early warning, threat identification, and automated response to a broad range of threats. In addition, the company will supply its Mini-MUSIC™ DIRCM system, designed to protect small and medium-sized rotary and fixed-wing aircraft, including helicopters, against threats, using advanced laser and tracking technologies. Built on years of proven experience and hundreds of thousands of flight hours in military environments, the Mini-MUSIC detects and disrupts incoming missiles, keeping the safety of the aircraft and its occupants.

The systems will be tailored to the customer’s specific helicopter platform and operational needs, providing robust protection across complex combat environments. These contracts add to the numerous agreements the Company has secured in recent years in the field of airborne self‑protection solutions, spanning various countries, including NATO and European nations.

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems: "These contracts reflect the growing trust of our Asia‑Pacific customers in Elbit Systems’ advanced, combat‑proven self‑protection solutions for helicopters. Our integrated EW and DIRCM systems provide highly advanced threat detection and countermeasure capabilities, enhancing aircraft survivability and operational effectiveness in complex mission environments. We are proud to continue strengthening our partnerships and supporting our customers’ evolving needs in this important region."

About Elbit Systems

Elbit Systems is a leading global defense technology company, delivering advanced solutions for a secure and safer world. Elbit Systems develops, manufactures, integrates and sustains a range of next-generation solutions across multiple domains.

Driven by its agile, collaborative culture, and leveraging Israel’s technology ecosystem, Elbit Systems enables customers to address rapidly evolving battlefield challenges and overcome threats.

Elbit Systems employs approximately 20,000 people in dozens of countries across five continents. The Company reported $1,922 million in revenues for the three months ended September 30, 2025 and an order backlog of $25.2 billion as of such date.

For additional information, visit: https://elbitsystems.com, follow us on X or visit our official Facebook, Youtube and LinkedIn Channels.

Company Contact:

Dr. Yaacov (Kobi) Kagan, Executive VP - CFO
Tel:  +972-77-2946663
kobi.kagan@elbitsystems.com

Daniella Finn, VP, Investor Relations
Tel: +972-77-2948984
daniella.finn@elbitsystems.com

Dalia Bodinger, VP, Communications & Brand
Tel: 972-77-2947602+
dalia.bodinger@elbitsystems.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; including the duration and scope of the war in Israel, and the potential impact on our operations; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this press release.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this press release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.